            BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION


                             December 31, 1998



Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR  97070-7777
Attention:  Mr. Dennis Weldon

        re: Mentor Graphics Corporation
            ---------------------------

Dear Mr. Weldon:

        This Letter of Confirmation is being delivered in connection with that certain $200,000,000 Credit Agreement, dated as of November 6, 1998 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Mentor Graphics Corporation (the "Company"), the lenders party thereto from time to time (the "Lenders") and Bank of America National Trust and Savings Association ("BofA"), as agent for the Lenders (the "Agent"). All capitalized terms not defined herein shall be given the meaning ascribed thereto in the Credit Agreement.

        The Agent hereby confirms that (i) the amendments to the Tender Offer, as described on Attachment A attached, are satisfactory to the Agent and in compliance with, and would not otherwise cause a breach of, the Credit Agreement, and (ii) the Company may use proceeds of Loans to acquire shares of Target based on the terms set forth in paragraph 2 of Attachment A.

                                    Very truly yours,

                                    BANK OF AMERICA NATIONAL TRUST AND
                                    SAVINGS ASSOCIATION,
                                     as Agent


                                    By: /s/ Kevin McMahon
                                        --------------------------------
                                        Kevin McMahon
                                        Managing Director

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                             LETTER OF CONFIRMATION

                                 ATTACHMENT A

                           Amendments to Tender Offer
                           --------------------------

1. The Company or its Wholly-Owned Subsidiary may acquire pursuant to the Tender Offer up to an additional 11.6% of the common stock of Target at the dollar price for the shares tendered in the Tender Offer set forth in the first paragraph of the Company's press release issued on December 28, 1998, a copy of which is attached hereto (the "Press Release"), thereby increasing its interest in Target to 14.9%. The acquisition of such shares would not be financed with borrowings under the Credit Agreement.

2. The Company or its Wholly-Owned Subsidiary may then acquire additional shares of Target and cause a merger of Target with and into the Company or its Wholly-Owned Subsidiary. The acquisition of such additional shares at the dollar price set forth in the Press Release could be financed with Loans borrowed under the Credit Agreement in accordance with and subject to the terms and conditions set forth in the Credit Agreement, notwithstanding that less than 50% of the outstanding shares of common stock of Target have been tendered in the Tender Offer.


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            MENTOR GRAPHICS OFFERS $14.00 CASH PER SHARE TO BRING
                       QUICKTURN SHARES OWNED TO 14.9%

                 --MENTOR SEEKS MERGER AGREEMENT TO ACQUIRE
                        REMAINING QUICKTURN SHARES--


WILSONVILLE, OREGON, DECEMBER 28, 1998 -- Mentor Graphics Corporation (Nasdaq:
MENT) today increased the offering price in its tender offer for shares of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to $14.00 cash per share from $12.125 cash per share, and changed the number of shares being sought to 2,100,000 shares. Those shares, together with the 591,500 shares of Quickturn stock Mentor already owns, would result in Mentor owning a total of 14.9% of Quickturn's outstanding stock, the maximum amount that can be acquired without triggering Quickturn's poison pill.

Mentor said that if more than 2,100,000 shares are validly tendered, Mentor's purchases pursuant to the tender offer will be made as nearly as practicable on a pro rata basis.

Mentor plans to seek to negotiate a merger agreement with Quickturn to acquire the balance of the shares at the same cash price paid in the tender offer. The amended offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, January 11, 1999, unless extended. Mentor said it intends to use available cash and working capital to consummate the offer; Mentor believes its financing commitments, which remain in place, would allow it to complete the proposed second-step merger with Quickturn.

Mentor President and Chief Executive Officer Dr. Walden C. Rhines said: "This offer will allow Mentor to increase its equity interest in Quickturn as the first step in completing a merger agreement or similar business combination between Mentor and Quickturn. Mentor's proposed transaction is more compelling than the proposed Cadence merger, and doesn't suffer from the Cadence deal's drawbacks.

"Our deal offers all cash, greater certainty as to timing and, importantly, no antitrust risk. We believe the electronics industry will object strongly to the proposed Cadence merger because of Cadence's already dominant share of the EDA market. Even though Mentor has already received antitrust clearance, when Mentor acquires Quickturn, Mentor currently expects to license the


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combined emulation intellectual property to the other participants in the sector. Cadence has given no indication that it will license the intellectual property."

On December 15, 1998, Mentor commenced a new lawsuit against Quickturn, the Quickturn directors and Cadence in the Delaware Court of Chancery. The suit alleges that the Quickturn directors again breached their fiduciary duties to Quickturn's stockholders and seeks to enjoin consummation of the proposed Cadence merger and to invalidate break-up fees payable to Cadence totaling $17,575,000.

In the event that Mentor is successful in invalidating all or any portion of the break-up fee and Mentor can negotiate a merger agreement with Quickturn, Mentor intends to pay all Quickturn stockholders whose shares are converted in the merger an amount per share which is equal to the tender offer price, which is currently $14.00, plus the lesser of (a) $.60 and (b) the quotient of (i) 75% of any portion of the break-up fee which has been invalidated divided by
(ii) the total number of shares outstanding on the date immediately preceding the date of the closing of the proposed merger.

Mentor said it stands ready to consider increasing its offer price and the price to be paid per share in a negotiated merger transaction if negotiation and due diligence demonstrate greater value of Quickturn to Mentor.

The Mentor offer will be subject to proration and satisfaction of certain conditions. The Mentor offer is not conditioned on the invalidation of any provision of the Cadence merger agreement. It also is not conditioned on "The Minimum Condition," "The Section 203 Condition," "The HSR Condition" or "The Rights Condition" of the original offer.

In order to acquire shares in a timely fashion and announce a proration number, if any, at the earliest practicable date following completion of the tender offer, guarantees of delivery of shares will no longer be accepted pursuant to the offer.

All stockholders who have previously tendered using guarantee of delivery procedures have either perfected their tender by delivering their shares and any other required documents or have withdrawn their tenders. Mentor understands that no shares that have been tendered and not withdrawn remain subject to guarantee of delivery procedures. As of the close of business on Thursday,


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                                                                               3


December 24, 1998, 6,795,429 shares of Quickturn common stock had been validly tendered in the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 41 percent of Quickturn's outstanding common stock (based upon 18,095,580 shares outstanding as of November 30, 1998). The shares tendered represent 38 percent of the outstanding common stock.

Mentor said the special meeting of Quickturn's stockholders will be held on Friday, January 8, 1999 to consider Mentor's proposals relating to the removal of the current Quickturn Board and to replace the Quickturn directors with five new directors nominated by Mentor. If elected as directors of Quickturn, Mentor would encourage the nominees to, subject to their fiduciary duties as directors under applicable law and in accordance with Quickturn's rights and obligations under the merger agreement with Cadence, seek to auction Quickturn to the highest bidder. Mentor would also encourage the nominees, subject to their fiduciary duties as directors of Quickturn under applicable law and in accordance with Quickturn's rights and obligations under the merger agreement with Cadence, to allow any bidder, including Mentor, promptly to conduct a due diligence review of Quickturn and seek to execute a merger agreement with the highest bidder. Mentor anticipates that any such merger agreement could be executed within 30 days of the nominees being elected as directors of Quickturn. The record date for stockholders to vote at the special meeting is November 10, 1998.

Mentor's Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:    Anne M. Wagner/Ry Schwark       Todd Fogarty/Jason Lynch
             Mentor Graphics Corporation     Kekst and Company
             503/685-1462                    212/521-4800


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